SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                 SCHEDULE 14D-1

                       Tender Offer Statement Pursuant to
             Section 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 1)


                              THERATX, INCORPORATED
                            (Name of Subject Company)


                                  VENCOR, INC.
                             PEACH ACQUISITION CORP.
                                    (Bidders)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)


                                    883384109
                      (CUSIP Number of Class of Securities)


                                  Jill L. Force
                             Senior Vice President,
                          Secretary and General Counsel
                                  Vencor, Inc.
                              3300 Providian Center
                             400 West Market Street
                           Louisville, Kentucky 40202
                                 (502) 596-7300


           (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Bidders)


                                    Copy to:

                             Joseph B. Frumkin, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

         This Amendment No. 1 (this "Amendment") is filed to supplement and amend the information set forth in the Tender Offer Statement on Schedule 14D-1 filed by Vencor, Inc. ("Vencor"), and Peach Acquisition Corp. on February 14, 1997 (the "Schedule 14D-1") with respect to shares of Common Stock, par value $.001 per share, of TheraTx, Incorporated (the "Company"). Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1 including the Offer to Purchase (the "Offer to Purchase") attached as Exhibit (a)(1) thereto.

Item 3.  Past Contacts, Transactions or Negotiations with the
         Subject Company.

         On February 21, 1997, the Company and Vencor entered into a Letter Agreement (the "Letter Agreement") relating to extending the time during which Purchaser may provide to the Company, pursuant to the Merger Agreement, the notice of cash out with respect to the Options. The Letter Agreement is more fully described below under Item 7 and is qualified in its entirety by the text of the Letter Agreement which has been filed as exhibit (c)(2) to this Amendment and is incorporated by reference herein.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

         The Letter Agreement provides that the written notice to the Company relating to the cash out of Options, contemplated by the Merger Agreement, which Vencor is required to provide to the Company by February 24, 1997 would be extended to March 3, 1997, thereby extending the period during which Vencor could decide to cash out the Options.


Item 11. Material to be filed as Exhibits.

         The list of exhibits in the Schedule 14D-1 is hereby amended and supplemented by adding the following exhibit:

(c)(2)            Letter Agreement, dated February 21, 1997, between the
                  Company and Vencor.

                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Dated:            February 24, 1997


                                           VENCOR, INC.

                                           By:/s/ W. Bruce Lunsford
                                                Name:  W. Bruce Lunsford
                                                Title: Chairman of the Board,
                                                        President and Chief
                                                        Executive Officer


                                           PEACH ACQUISITION CORP.

                                           By:/s/ W. Bruce Lunsford
                                                Name:  W. Bruce Lunsford
                                                Title: Chairman of the Board,
                                                        President and Chief
                                                        Executive Officer

                                 EXHIBIT INDEX


Exhibit No.       Description

(c)(2)            Letter Agreement, dated February 21, 1997, between the
                  Company and Vencor.